Exhibit 11

Elite Information Group, Inc.
Computation of Earnings per Share
(In thousands, except per share data)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,

	2001	2000	2001	2000

Net income (loss)	$1,933	$(150)	$2,919	$393

Basic earnings per share:
Weighted average common shares outstanding	8,067	8,542	8,062	8,515

Net income (loss) per share	$0.24	$(0.02)	$0.36	$0.05

Diluted earnings per share:
Weighted average common shares outstanding	8,067	8,542	8,062	8,515
Addition from assumed exercise of dilutive stock options	180	—	125	243

Weighted average common and common equivalent shares outstanding	8,247	8,542	8,187	8,758

Net income (loss) per share	$0.23	$(0.02)	$0.36	$0.05

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